Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 16, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Dr. Reddy’s Laboratories Ltd. (the “Company”), Dr. Reddy’s, Inc., and certain of the Company’s current or former directors and officers (collectively, the “Defendants”), have entered into a Stipulation and Agreement of Settlement (the “Stipulation”) on May 15, 2020 with Lead Plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the Defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay U.S. $9 million. The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, Lead Plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the Defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

The first putative class action complaint in the litigation was filed on August 25, 2017, alleging violations of U.S. federal securities laws. The operative complaint, filed on March 5, 2018, alleged that the Defendants made 22 false or misleading statements about the Company’s compliance with FDA regulations and inspectional observations, including with regard to the Company’s remediation efforts and accompanying delays in production. Prior to the settlement, on March 21, 2019, the court granted in part and denied in part the Defendants’ motion to dismiss, as a result of which 17 of the 22 alleged misstatements were dismissed. Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)